SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 27, 2005

Commission File No. 1-14838

Rhodia
 (Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F:☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________

Enclosures:	A press release dated June 24, 2005 announcing the results of the shareholders’ meeting held June 23, 2005 and a press release dated June 24, 2005 announcing that Rhodia and DuPont have signed an agreement in which DuPont plans to purchase ISCEON from Rhodia, pending regulatory approval.

Incorporated by reference into Rhodia’s Registration Statement on Form F-4
(Reg. No. 333-124810)

PRESS RELEASE

ANNUAL MEETING OF RHODIA SHAREHOLDERS

Paris, June 24, 2005 – At the Annual Meeting of Rhodia Shareholders held in Paris yesterday, Rhodia shareholders approved all resolutions submitted by the company’s Board of Directors and rejected all those not approved by the Board. The shareholders present or represented at the meeting held 32.76% of Rhodia’s capital.

The shareholders Meeting approved, in particular, the appointment of two independent directors recommended by the Board of Directors: Pascal Colombani, the former Chairman of the Board of Areva, and Olivier Legrain, Chairman and CEO of Materis, and voted in favor of the appointment of Jacques Kheliff as a director representing employee shareholders. The Shareholders Meeting also approved, by a majority of nearly 95% the resolution concerning the re-election as a board member of Jean-Pierre Clamadieu.

The Shareholders Meeting rejected by a majority of nearly 90% the resolution submitted by Colette Neuville in her capacity as President of ADAM, that aimed to dismiss Yves-René Nanot, Chairman of the Board of Rhodia, and rejected by a majority of nearly 81% the resolution regarding the early termination of the directorship held by Hubertus Sulkowski.

        This press release is available on Rhodia’s corporate website at: www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	+33-1 55 38 45 48
Anne-Laurence de Villepin	+33-1 55 38 40 25

Investor Relations
Nicolas Nerot	+33-1 55 38 43 08

Contacts:	DuPont	Rhodia
	Ellen G. Pressley	Anne-Laurence de Villepin
	919-248-5598	+33 1 55 38 40 25
	ellen.g.pressley@usa.dupont.com	anne-laurence.de-villepin@eu.rhodia.com

	Cathy Andriadis	Beverley Miles
	302-774-4249	+44 1923 485715
	catherine.l.andriadis@usa.dupont.com	beverley.miles@eu.rhodia.com

DuPont and Rhodia Sign Agreement for Sale of
Rhodia’s ISCEON® HFC Refrigerant Blends Business

        WILMINGTON, Del., and PARIS, France, June 24, 2005 – DuPont and Rhodia today announced the signing of an agreement by which DuPont plans to purchase the ISCEON® hydrofluorocarbon (HFC) refrigerant blends business from Rhodia, pending regulatory approvals. The transaction will likely be finalized sometime in the third quarter. The ISCEON® range of refrigerants comprises non-ozone-depleting blends used as a replacement for ozone depleting refrigerants in air conditioning, cold storage, domestic refrigeration and process cooling.

        “This acquisition will enlarge our HFC product portfolio, and enable us to offer customers additional sustainable refrigerant solutions to accelerate the reduction of ozone depleting substances around the world,” said Mark Baunchalk, global business manager — refrigerants, DuPont Fluorochemicals. “DuPont has been a pioneer in the science of refrigerants for 75 years and is committed to continue developing science and technology to bring more sustainable cooling and environmental solutions to customers around the world. This acquisition supports that effort and will strengthen our business.”

        “This transaction, marking a further step in the strategic refocusing of Rhodia Organics’ Enterprise, forms part of the divestiture of non-strategic activities being undertaken by the Rhodia Group with a view to consolidating its business portfolio,” added Laurent Schmitt, president of the Rhodia Organics Enterprise.

        Rhodia will continue to manufacture and sell refrigerant R-22 from its Avonmouth facility in the United Kingdom.

        DuPont Fluorochemicals is a global supplier of refrigerants, using science and technology, market knowledge and global reach to provide sustainable materials and solutions to enhance personal comfort, enable food preservation, improve industrial processing and reduce environmental footprints. For more information, please visit http://www.dupont.com/suva/.

        Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. For further information, consult our website: http://www.rhodia.com.

        DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

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6/22/05

Forward-Looking Statements: This news release contains forward-looking statements based on management’s current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company’s strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “plans,” “intends,” “projects,” “indicates,” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents filed with the Securities and Exchange Commission by DuPont, particularly its latest annual report on Form 10-K and quarterly report on Form 10-Q, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

The DuPont Oval, DuPont™, The miracles of science™, and Suva® are registered trademarks or trademarks of DuPont or its affiliates. ISCEON® is currently a registered trademark of Rhodia.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2005	RHODIA
By: /s/ Bruno Mouclier
Name: Bruno Mouclier Title: Chief Financial Officer